ADITYA BIRLA GROUP

06015943

RECEIVED
2006 AUG 14 P 1:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 29, 2006

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 30th June, 2006, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

PROCESSED
AUG 14 2006
THOMSON
FINANCIAL

Ashok Malu
Company Secretary

encl : as above

8/14

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

Press Release **Mumbai, July 29, 2006**

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT ALL-ROUND PERFORMANCE FOR Q1FY 2007

Consolidated Net Revenue at Rs.3,196 Crs., up by 29%
Consolidated Net Profit at Rs.435 Crs., up by 47%

Rs. Crores

	Consolidated			Stand-alone		
	Q1 FY07	Q1 FY06	% Change	Q1 FY07	Q1 FY06	% Change
Net Revenue	**3,195.9**	**2,473.7**	**29.2**	**1,877.0**	**1,553.3**	**20.8**
Gross Profit	**919.7**	**583.8**	**57.5**	**527.2**	**413.3**	**27.6**
Depreciation	141.7	135.4	4.7	74.1	70.5	5.1
Total Tax Expenses	242.2	119.7	102.3	141.2	91.9	53.7
Profit after Taxes	**535.8**	**328.7**	**63.0**	**311.9**	**250.9**	**24.3**
Less: Minority Share	**100.5**	**32.6**		-	-	
Net Profit	**435.3**	**296.1**	**47.0**	**311.9**	**250.9**	**24.3**
EPS (Rs.)	**47.5**	**32.3**	**47.0**	**34.0**	**27.4**	**24.3**

Grasim, the flagship Company of the Aditya Birla Group, has posted a commendable performance for the quarter ended 30th June, 2006. Consolidated revenues at Rs.3,196 crores (Rs.2,474 crores) reflected an increase of 29%. Despite a substantially higher provision for tax expense, which was up by 102% at Rs.242 crores (Rs.120 crores), Net Profit surged by 47% from Rs.296 crores to Rs.435 crores. The major growth driver has been the Cement business. The performance of Viscose Staple Fibre business too was significant. The Sponge Iron business, however, suffered due to lower capacity utilisation, a steep rise in input costs and lower global scrap prices.

Grasim's Stand-alone Financial Performance

The stand-alone results for the quarter have been impressive as well. Notwithstanding the setback faced by its Sponge Iron business, the Company clocked a substantially improved performance on all the three major parameters – Revenues, Gross Profit and Net Profit. While Revenues rose appreciably by 21% from Rs.1,553 crores to Rs.1,877 crores, Net Profit recorded a growth of 24% at Rs.312 crores (Rs.251 crores).

Highlights of Grasim's operations:

		Q1FY07	Q1FY06	% Change
Production -				
Viscose Staple Fibre	M.T.	45,194	52,282	-14%
Cement	Mn. M.T.	3.56	3.35	6%
White Cement	M.T.	83,045	78,774	5%
Sponge Iron	M.T.	126,941	179,816	-29%
Caustic Soda	M.T.	30,738	36,017	-15%
Sales Volumes -				
Viscose Staple Fibre	M.T.	51,957	52,962	-2%
Cement	Mn. M.T.	3.50	3.33	5%
White Cement	M.T.	81,143	79,871	2%
Sponge Iron	M.T.	140,912	143,627	-2%
Caustic Soda	M.T.	30,712	35,849	-14%
Net Realisation -				
Viscose Staple Fibre	Rs./M.T.	78,983	73,092	8%
Cement	Rs./M.T.	2,731	2,008	36%
White Cement	Rs./M.T.	6,213	5,870	6%
Sponge Iron	Rs./M.T.	12,054	14,075	-14%
Chemical Products	Rs./M.T.	19,252	24,669	-22%

Viscose Staple Fibre (VSF) Business

The performance of VSF business was good. Realisations were higher by 8% at Rs.78,983 per ton in line with other textile fibres. Capacity utilization, however, was lower at 70% as against 82% in the corresponding quarter due to shut down of VSF Plant at Nagda for 45 days on account of water shortage. With the onset of monsoon, the production has resumed at the Nagda plant. To further minimize the effect of water shortage in future, the Company has built an additional reservoir at Nagda to cater to the Company's requirement of water for about 45 days.

The capacity at the Company's plant at Harihar was expanded by 9,125 tons towards the end of the quarter, thereby increasing the overall VSF capacity from 257,325 tons to 266,450 tons per annum. Capacity expansion and modernization at its VSF plants at an outlay of Rs.617 crores will ramp up the VSF capacity to 306,600 tons per annum by FY08.

Production of Rayon grade pulp at the newly acquired St. Anne Nackawic Pulp Mill is expected to begin in the 3rd quarter of FY08. This would help in augmenting the supply of quality pulp.

The integrated plantation-cum-pulp plant planned by the Company at Laos is on track. This project with a long-term horizon of 7 years will enable the Company to source its requirement of quality pulp in adequate quantities upon implementation. The Company's investment in the project over a period of 7 years, is estimated at US$ 50 mn. (Rs.235 crores).

The increase in exports of garments and fabrics should translate into increased demand for VSF. Besides, the efforts to introduce VSF based non-woven products in the domestic markets, coupled with the increase in prices of competing fibres, bode well for the VSF business. The outlook for the business continues to be positive.

Cement Business

Increased volumes and a strong growth in realizations helped the Cement business post an admirable performance. Capacity utilisation was higher at 109% (102%). Sales volumes rose by 5% at 3.50 Mn. tons. Realisations surged by 36% at Rs.2,731 per ton leading to a significant improvement in operating margins. The share of blended cement increased from 50% to 63%. Optimisation of rail-road mix helped minimize the impact of the increase in freight costs.

The White Cement business has done well. Production was higher by 5% at 83,045 tons. Sales volumes were up by 2% at 81,143 tons. Realisations too grew by 6% at Rs.6,213 per ton.

Cement Subsidiaries

UltraTech Cement Limited (UltraTech), a subsidiary of Grasim, posted an outstanding performance. Its sale of cement stood at 3.84 Mn. tons and clinker at 0.54 Mn. tons. Domestic cement realizations recorded a healthy growth of 37% at Rs.2,800 per ton.

Shree Digvijay Cement Company Limited, another subsidiary, has reported a satisfactory performance. Production was affected for about a fortnight due to a breakdown at its Plant. As a result, the combined sales volumes declined by 19%. Realisations were higher by 30% over the corresponding quarter.

Cement Capex plan

The Cement business has planned a total capital outlay of Rs.3,641 crores. Out of this, an amount of Rs.2,475 crores is proposed to be spent on augmenting the capacity by 8 Mn. TPA and setting up of thermal power plants at these locations. This entails the setting up of a Greenfield cement plant at Kotputli in Rajasthan (with a split grinding unit at Panipat in Haryana), of a total capacity of 4 Mn. TPA and expanding its capacity at Shambhupura in Rajasthan (with a split grinding unit) of a total capacity of 4 Mn. TPA.

This would enable the Company cater to the increasing demand in the northern region.

Furthermore, the Company will invest Rs.1,166 crores over the next 2 years on modernization, de-bottlenecking, setting up of grinding unit at Dadri, RMC plants and captive power plants.

Additionally, a capex of Rs.2,700 crores is planned at UltraTech, of which Rs.1,275 crores would be on capacity expansion at its Tadpatri plant (with a split grinding unit) by 4 Mn. TPA and the balance towards setting up of a new power plant, de-bottlenecking and modernization. The amount is proposed to be spent over the next 3 years.

The Company feels buoyant about its Cement business. The expected strong growth in the housing sector and increased spending on the infrastructure sector by the Government portend well for the Company's Cement business.

Sponge Iron Business

Sponge Iron business continued to remain under severe pressure due to non-availability of natural gas and a steep increase in the prices of inputs, viz., natural gas, iron ore and pellets. Though on a sequential basis, realisations did show some improvement, it was lower by 14% as compared to the corresponding quarter.

Volumes are expected to remain depressed on account of inadequate gas supplies. Its pricing too will remain an area of concern in the short to medium term. The prospects for the business are expected to improve in the long term with adequate gas availability expected by December, 2007.

Chemical Business

The Chemical business' performance was impacted due to water shortage. Production of caustic soda and consequently sales volumes, declined as a result. Realisations were affected due to lower caustic and allied product prices globally.

The Company is in the process of converting its remaining Caustic soda plant based on mercury cell technology into the new energy efficient membrane cell technology at a cost of Rs.148 crores. The converted plant is expected to go on stream by Q3FY07.

The Company's thrust will continue to be on optimum utilization of the plant capacity. Prices are expected to move upwards with rising energy costs.

Outlook

Grasim is poised for a significant growth in the years ahead. This optimism emanates from capacity expansion plans, its leadership status in its key business segments, cost optimization measures, strategic planning and prudent financial management.

-o-O-o-

Grasim Industries Limited

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)

Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai – 400 030

www.grasim.com or www.adityabirla.com

G. P. KAPADIA & CO.
CHARTERED ACCOUNTANTS

PHONES : 265 4239, 265 4298, 265 4313
FAX : (91-22) 265 4256
E-mail : gpk@bom5.vsnl.net.in

(HAMAM STREET)
Mumbai 400 001.

AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED

On Limited Review of unaudited Financial Results for the quarter ended on 30th June 2006.

We have reviewed the accompanying statement of unaudited financial results of **Grasim Industries Ltd.** ('the Company') for the quarter ended 30th June 2006. In this statement, the results of Cement Division and Vikram Woollens Division, which have been subjected to a limited review by the respective branch auditors of the Company, are incorporated. In consolidated results, the unaudited financial results of subsidiary companies viz. UltraTech Cement Limited, Shree Digvijay Cement Company Limited and Dakshin Cement Limited, which have been subjected to limited review by their respective statutory auditors and the unaudited financial results of other subsidiary companies and joint ventures, as certified by their respective management, are incorporated. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Particulars relating to the investor complaints have been traced from the details furnished by the Company.

Based on our review conducted as stated above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the Accounting Standards and other recognised accounting practices has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For G.P. KAPADIA & CO.
Chartered Accountants

[Atul B. Desai]
Partner
Membership No. 30850

Mumbai,
Dated : 29th July 2006

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER ENDED 30th JUNE 2006

Rs in Crores

	Consolidated			Standalone		
	Three Months ended 30th June 2006	Three Months ended 30th June 2005	Full Year ended 31st March 2006 (Audited)	Three Months ended 30th June 2006	Three Months ended 30th June 2005	Full Year ended 31st March 2006 (Audited)
Net Sales / Income from Operations	**3,195.94**	**2,473.66**	**10,227.05**	**1,876.99**	**1,553.28**	**6,655.67**
Other Income	49.19	75.50	217.27	37.47	65.49	169.07
Expenditure :						
- Decrease / (Increase) in Stock	5.08	(59.68)	6.30	15.11	(42.89)	43.49
- Raw Material Consumed	595.41	577.54	2,212.43	463.84	469.32	1,822.68
- Purchases of Finished Goods	25.89	13.16	109.93	68.17	28.13	240.15
- Payment to & Provision for Employees	161.15	123.02	543.31	113.03	96.38	407.63
- Power & Fuel	579.74	513.44	2,129.12	264.50	249.91	1,074.81
- Freight , Handling & Other Expenses	496.59	372.99	1,552.22	230.26	180.18	750.02
- Other Expenditure	408.97	368.22	1,560.49	208.81	197.88	895.10
Total Expenditure	**2,272.83**	**1,908.69**	**8,113.80**	**1,363.72**	**1,178.91**	**5,233.88**
Interest	52.60	56.65	212.23	23.50	26.53	97.32
Gross Profit	**919.70**	**583.82**	**2,118.29**	**527.24**	**413.33**	**1,493.54**
Depreciation	141.75	135.41	563.10	74.09	70.48	291.64
Profit before Exceptional Items and Tax Expenses	**777.95**	**448.41**	**1,555.19**	**453.15**	**342.85**	**1,201.90**
Surplus on pre-payment of sales tax loan	-	-	4.13	-	-	4.13
Profit before Tax Expenses	**777.95**	**448.41**	**1,559.32**	**453.15**	**342.85**	**1,206.03**
Provision for Current Tax	(247.72)	(133.22)	(434.88)	(139.05)	(97.30)	(369.82)
Provision for Deferred Tax	5.55	13.50	32.18	(2.20)	5.40	27.00
Net Profit	**535.78**	**328.69**	**1,156.62**	**311.90**	**250.95**	**863.21**
Less : Minority Share	100.53	32.61	115.98			
Net Profit (After Minority Share)	**435.25**	**296.08**	**1,040.64**	**311.90**	**250.95**	**863.21**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			*4,698.79*			*4,886.11*
Basic & Diluted EPS for the period (Rupees)	**47.47**	**32.29**	**113.50**	**34.02**	**27.37**	**94.14**

Contd 2

SEGMENT REPORTING :

Rs. in Crores

	Consolidated			Standalone		
	Three Months ended 30th June 2006	Three Months ended 30th June 2005	Full Year ended 31st March 2006 (Audited)	Three Months ended 30th June 2006	Three Months ended 30th June 2005	Full Year ended 31st March 2006 (Audited)
1. SEGMENT REVENUE						
a Fibre & Pulp	525.02	433.56	1,990.05	446.36	418.28	1,935.37
b Cement	2,324.52	1,652.40	6,890.49	1,152.34	801.81	3,607.60
c Sponge Iron	175.36	220.46	634.78	175.36	220.46	634.78
d Chemicals	71.80	99.46	386.35	71.80	99.46	386.35
e Textiles	56.83	52.79	247.14	56.83	52.79	247.14
f Others	68.11	54.51	233.81	-		
TOTAL	3,221.64	2,513.18	10,382.62	1,902.69	1,592.80	6,811.24
(Less) : Inter Segment Revenue	(25.70)	(39.52)	(155.57)	(25.70)	(39.52)	(155.57)
Net Sales / Income from Operations	**3,195.94**	**2,473.66**	**10,227.05**	**1,876.99**	**1,553.28**	**6,655.67**
2. SEGMENT RESULTS						
a Fibre & Pulp	95.36	75.62	425.93	97.92	76.67	429.62
b Cement	678.40	274.04	1,074.76	334.15	147.31	636.40
c Sponge Iron	5.58	60.70	33.69	5.58	60.70	33.69
d Chemicals	13.39	33.14	107.51	13.39	33.14	107.51
e Textiles	(0.13)	(0.58)	(3.04)	(0.13)	(0.58)	(3.04)
f Others	12.18	8.68	39.06	(0.03)	(1.32)	(1.39)
TOTAL	804.78	451.60	1,677.91	450.88	315.92	1,202.79
Add / (Less) :						
Interest	**(52.60)**	**(56.65)**	**(212.23)**	**(23.50)**	**(26.53)**	**(97.32)**
Net Unallocable Income / (Expenditure)	25.77	53.46	89.51	25.77	53.46	96.43
Profit before Exceptional Items and Tax Expenses	**777.95**	**448.41**	**1,555.19**	**453.15**	**342.85**	**1,201.90**
Surplus on pre-payment of sales tax loan	-	-	4.13	-	-	4.13
Profit Before Tax Expenses	**777.95**	**448.41**	**1,559.32**	**453.15**	**342.85**	**1,206.03**
3. CAPITAL EMPLOYED						
a Fibre & Pulp	1,181.90	1,074.65	1,025.98	1,047.89	1,046.93	999.03
b Cement	7,138.59	6,735.27	6,804.09	2,121.91	2,038.50	2,079.08
c Sponge Iron	566.53	478.72	530.19	566.53	478.72	530.19
d Chemicals	268.07	197.29	210.75	268.07	197.29	210.75
e Textiles	95.22	103.42	92.55	95.22	103.42	92.55
f Others	349.15	354.39	339.95	1.06	1.78	1.12
TOTAL	9,599.46	8,943.74	9,003.51	4,100.68	3,866.64	3,912.72
g Unallocated Corporate Capital Employed	1,230.40	762.76	1,189.19	3,773.41	3,128.56	3,633.40
TOTAL CAPITAL EMPLOYED	**10,829.86**	**9,706.50**	**10,192.70**	**7,874.09**	**6,995.20**	**7,546.12**

Contd 3

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23), and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 During the quarter ended 30th June 2006, due to water shortage, the operations at the Company's Viscose Staple Fibre plant at Nagda were suspended for forty five days and Chemical plant at Nagda operated at about thirty five percent of its capacity during the same period. With the onset of monsoon, the operations at Staple Fibre plant at Nagda were restarted from 4th July 2006.

The operations at Chemical plant at Nagda, which were also gradually increased, have been again curtailed to about fifty percent of its capacity with effect from 21st July 2006 for about four weeks, on account of shut-down of captive power plant for major repairs.

3 The revised Accounting Standard on Employee Benefits (AS-15) issued by the ICAI effective from 1st April 2006, has been complied with and there is no significant impact of the same on the results of the quarter ended 30th June 2006. The adjustment to opening revenue reserves required under the transitional provisions of AS-15 will be made at the year end.

4 In July 2006, the Company has acquired 720.5 lac shares of Rs. 10 each, at par, for an aggregate amount of Rs. 72.05 crores persuant to the rights issue made by its subsidiary, Shree Digvijay Cement Company Limited (SDCCL). Post rights issue, shareholding of the Company in SDCCL is 53.66%.

5 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn
Others	- Mainly Telecom (in consolidated results)

6 One investor complaint was pending at the beginning of the quarter. During the quarter, seven complaints were received. All the eight complaints have been attended by the Company and no complaints were pending at the end of the quarter.

7 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

8 The above Unaudited results for the quarter ended 30th June 2006 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 29th July 2006. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 29th July 2006

D. D. Rathi
Whole-time Director